The Interpublic Group of Companies, Inc.

Offer to Purchase for Cash

Any and All of Its Outstanding

Zero-Coupon Convertible Senior Notes Due 2021

(CUSIP Nos. 460690AP5 and 460690AQ3)

at a price of 82.9876% of their Principal Amount at Maturity

The offer (as defined herein) will expire at 12:00 midnight, New York City time, on April 4, 2003, unless the offer is extended (such time and date with respect to the offer, as it may be extended, the “expiration date”). Tendered notes may be withdrawn at any time prior to the expiration date.

March 10, 2003

To Brokers, Dealers, Commercial Banks,  Trust Companies and other Nominees:

We have been appointed by The Interpublic Group of Companies, Inc. (“Interpublic”) to act as Dealer Manager in connection with Interpublic’s offer to purchase in cash any and all of its outstanding Zero-Coupon Convertible Senior Notes Due 2021 (the “notes”) at a price of 82.9876% of the principal amount at maturity of the notes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 10, 2003 (as the same may be supplemented, modified or amended from time to time, the “offer to purchase”), and the letter of transmittal (the “letter of transmittal”; which, together with the offer to purchase, constitutes the “offer”) relating to the offer enclosed herewith.

Enclosed for your information and for forwarding to your clients for whose accounts you hold notes in your name or in the name of your nominee are copies of the following documents:

1.    The offer to purchase, dated March 10, 2003;

2.    A letter of transmittal for the notes for your use and for the information of your clients;

3.    A printed form of letter, including a letter of instructions, which may be sent to your clients for whose accounts you hold notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the offer; and

4.    A form of notice of guaranteed delivery.

DTC participants will be able to execute tenders through the DTC Automated Tender Offer Program.

Participants of The Depository Trust Company (“DTC”) desiring to tender notes may tender their notes through DTC’s Automated Tender Offer Program (“ATOP”), following the procedures described under the section entitled “Procedures for Tendering Notes” in the offer to purchase.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE TO OBTAIN THEIR INSTRUCTIONS.

Any inquiries you may have with respect to the offer should be addressed to Salomon Smith Barney Inc., the dealer manager for the offer, and Mellon Investor Services LLC, the information agent for the offer, at their respective addresses and telephone numbers as set forth on the back cover of the enclosed offer to purchase. Additional copies of the enclosed materials may be obtained from the dealer manager or the information agent.

Very truly yours,

SALOMON SMITH BARNEY INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE INTERPUBLIC GROUP OF COMPANIES, INC., THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND STATEMENTS CONTAINED OR CONSISTENT WITH THOSE CONTAINED THEREIN.

IMPORTANT:	The delivery and surrender of any notes is not effective until receipt by the depositary of a properly completed and duly executed letter of transmittal, or an electronic confirmation through DTC’s ATOP system (together with a book-entry confirmation), or a Notice of Guaranteed Delivery, if applicable, and all other accompanying evidences of authority and any other required documents, on or prior to the expiration date. Delivery of documents to DTC does not constitute delivery to the depositary.